

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 31, 2023

Kimberly Eckert
Chief Financial Officer
American Battery Technology Company
100 Washington Street, Suite 100
Reno, NV 89503

> **Re: American Battery Technology Company**
> **Form 10-K for the Fiscal Year Ended June 30, 2022**
> **Filed September 12, 2022**
> **File No. 000-55088**

Dear Kimberly Eckert:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 30, 2022

Item 1. Business
Industry Collaborations, page 7

1. You disclose that you along with Dupont Water Solutions were awarded a $4.5 million competitive grant from the US Department of Energy's Advanced Manufacturing Office and at page 6 that you also received, as a co-grantee, a $2 million grant award from the US Advanced Battery Consortium in October 2021. Disclosure in your most recent Form 10-Q appears to indicate that you have only received or were entitled to receive $0.3 million of these amounts as of the quarter ended September 30, 2022. Please address the following points:

    • Clarify the amounts you have received for each of these grants for the year ended June 30, 2022 and the quarter ended September 30, 2022 and to date,

- Disclose where the amounts received, if any, are captured in your statement of cash flows, and
- For each of these grants, disclose the total amounts that you are entitled to and any conditions or requirements that must be fulfilled to receive these amounts.

2. We note disclosure in two Form 8-Ks filed on October 21, 2022 and November 17, 2022 that you, in collaboration with grant partners DuPont Water Solutions, University of Nevada, Reno, and Argonne National Laboratory, were awarded $57 million towards a project from the U.S. Department of Energy and a $10 million grant under the Bipartisan Infrastructure Law. Explain how these grants are related, and for each of these grants, disclose the amounts that ABTC is entitled to and any conditions or requirements that must be fulfilled to receive these amounts.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Joanna Lam, Staff Accountant at 202-551-3476 or Craig Arakawa, Branch Chief at 202-551-3650 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation